Man Investments

September 25, 2007



Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549





Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6855, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Steven Zoric
Vice President & Secretary

cc: Barry Wakefield (w/ Encl.)



Man Investments USA Holdings Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel + (312) 881 6800
Fax + (312) 881 6652

www.maninvestments.com

A member of the Man Group

# Press Release

Man Group plc



25 September 2007

**Pre-Close Trading Update and Funds Under Management Statement**

Man Group plc announces the following Trading Update and Funds Under Management Statement ahead of its close period for the six months ending 30 September 2007.

Net management fee income will be up by over 15% on the first six months to 30 September 2006, driven by the growth in funds under management. Net performance fee income will be ahead of the level achieved in the comparable period last year. Diluted earnings per share on continuing operations are expected to be up by over 10%*.

Sales for the first half year are estimated to be $7.8 billion, of which guaranteed products accounted for $3.2 billion; open-ended private investor sales for $1.0 billion; and institutional sales for $3.6 billion. Private investor redemptions were $2.1 billion and institutional redemptions were $2.2 billion.

Reflecting the level of sales, funds under management have risen and are currently $68 billion, up from $61.7 billion at 31 March 2007. The split of funds under management is private investor $41 billion (31 March 2007: $36.6 billion) and institutional $27 billion (31 March 2007: $25.1 billion).

Peter Clarke, Group Chief Executive of Man Group, commented:

"These results demonstrate the resilience of Man's business. Strong demand for our product offerings generated sales in the period of $7.8 billion. The diversification of our investment styles, despite recent turbulence in financial markets, has generated $2.4 billion of positive performance for our investors in the first half. Today the majority of our assets are within 5% of performance fee high water marks. Redemption rates are virtually unchanged on the prior year. Accordingly, assets under management have advanced to $68 billion. First half net management fee income will be up by over 15% and net performance fee income will be ahead of the level achieved in the comparable period last year.

Our conservative approach both to portfolio construction and product leverage meant that none of our structured products has had to degear in the period. We believe that the Group's capital strength will remain a key competitive advantage through the coming period. Furthermore, the current market environment creates opportunities for investment. Accordingly, Man remains very well placed for further growth.

Since the financial year end, we have returned $770 million to our shareholders through a combination of the final dividend ($250 million) and share repurchases ($520 million).

Additionally, the Group remains committed to return to our shareholders the net proceeds of the successful IPO of MF Global of approximately US$2.8 billion, which implies a distribution of approximately 140 cents per share, in cash. This is intended to be through a B and C share arrangement, which allows shareholders to elect for either a capital or income receipt, or a combination of both. The arrangement is subject to shareholder approval at an EGM, concurrent

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England [illegible]

This notification relates to transactions notified in accordance with DR 3.1.4R(1)(a)

On 19th September 2007 the following share transactions and receipt of share option grants were completed by PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS. Man Group plc was informed of all the transactions on that date.

Stephen Ross

Vesting and exercise of awards under the Man Group Post Tax Coinvestment Plan for 179,832 ordinary shares for a consideration of £1 in aggregate.

Shares sold: 179,832 ordinary shares at a price of 499.29 pence per share.

Shares acquired: 179,832 ordinary shares at a price of 499.29 pence per share.

Following the above transaction Stephen Ross's shareholding remains unchanged. He is deemed to be interested in a total of 124,265 Man Group plc ordinary shares, representing approximately 0.006% of the Company's issued share capital.

with a share consolidation reflecting the return of value. The distribution is expected to take place before the end of the calendar year."

Man Group will announce its interim results on 8 November 2007.

* Earnings per share on continuing operations for the six months to 30 September 2006 is 29 cents per share, restated for the separation of MF Global.

**Video Interview**

A video interview with Peter Clarke, Group Chief Executive is available on www.mangroupplc.com and www.cantos.com.

**Enquiries**

| | |
|---|---|
| Man Group plc | 020 7144 1000 |
| Peter Clarke | |
| David Browne | |
| | |
| Merlin | 020 7653 6620 |
| Paul Downes | 07900 244888 |
| Lachlan Johnston | 07989 304356 |

**About Man Group plc**

Man Group plc is a leading global provider of alternative investment products and solutions. The Group employs 1,600 people in 13 countries, with key centres in London and Pfaeffikon (Switzerland), and offices in Chicago, Dubai, Hong Kong, Montevideo, Nassau, New York, Singapore, Sydney, Tokyo and Toronto. Man Group plc is listed on the London Stock Exchange (EMG) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com.

END

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462